EXHIBIT 17.1

2 February 2002


ETPI Board of Directors
17300 Saturn Lane
Houston, TX 77062
Via: E-Mail and Fax

Gentlemen,

It truly saddens me to write this letter, but please allow this letter to serve as my resignation from the ETPI Board of Directors so that I can pursue my legal remedies against the Board of Directors and the Company.

On October 31st based on my resignation as Chief Executive Officer of ETPI, an agreement had been reached for a severance package. On 25 January the management decided to breach that agreement and has not finished the agreement even after Nida and I made a major concession to keep the agreement moving. Any agreement or concession is withdrawn and there is no agreement between the Board of Directors and Company as management has not acted in good faith in the dealing with us.

Through my attorney, Gregg Rosenberg, I will pursue all my legal rights. This letter is to further serve as notice that I have not be involved in any inside information since the Board of Directors meeting 15 November, 2001. This resignation is to be considered effective that date.

I have not participated and any resolutions, any discussions, any review of public filings or any inside information related to. All corporate resolutions have proceeded without any advance knowledge, discussion or signature on my part. The Company filed SEC documents without my signature as I did not review any documents in advance and only had knowledge of specifics after the public filings. I have not been in receipt of even basic financial information and have not participated in any conversations based on those statements. I have had no advance knowledge of any event and have found out about all Company events, happenings or issues via public information venues.



/s/ James D. Butcher
--------------------
James D. Butcher

CC:  Gregg Rosenberg
Exhibit:  Form of Lawsuit


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